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              THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON
                        FEBRUARY 18, 1997 PURSUANT TO A
                     RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.  1   )*
                                          ------


                         Tollgrade Communications, Inc.
                   -----------------------------------------
                               (Name of Issuer)




                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                 889542  10  6
                   -----------------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 889542  10  6
         ---------------------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Thomas M. Dugan, M.D.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
                               Not applicable
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    5,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     332,703
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   5,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               332,703
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        337,703
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                        6.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                        IN
          ---------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




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ITEM 1(a).        NAME OF ISSUER:

                  Tollgrade Communications, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

                  493 Nixon Road
                  Cheswick, PA  15024

ITEM 2(a).        NAME OF PERSON FILING:

                  Thomas M. Dugan, M.D.

ITEM 2(b).        RESIDENCE:

                  6694 Knollwood Drive
                  Fairview, PA 16415

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  889542    10    6


ITEM 3.

                  Not Applicable

ITEM 4.           OWNERSHIP:

                  (a)      Number of Shares Beneficially Owned:

                           As calculated under Rule 13d-3, as of December 31, 1996, 332,703 (includes 332,703 shares owned jointly with Dr. Dugan's wife, and 5,000 shares which may be acquired pursuant to currently exercisable options, as to which shares
                           Dr. Dugan has sole voting and dispositive power)


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                  (b)      PERCENT OF CLASS:

                                      6.0%

                  (c)      POWERS:                                NO. OF SHARES

                           SOLE voting power                              5,000

                           Shared voting power                          332,703

                           Sole dispositive power                         5,000

                           Shared dispositive power                     332,703

ITEM 5.           OWNERSHIP OF 5% OR LESS OF A CLASS:

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE ULTIMATE PARENT COMPANY:

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable


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ITEM 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ THOMAS M. DUGAN
                                        ---------------------------------
                                            Thomas M. Dugan, M.D.

                                 Date:    February 7, 1997
                                        ---------------------------------


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